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                                                                      EXHIBIT 21

                                [WPP Letterhead]               December 20, 2004

Edward H. Meyer
580 Park Avenue
New York, NY  10021

Grey Global Group Inc.
777 Third Avenue
New York, N.Y.  10017
Attn: Steven G. Felsher
      Vice-Chairman

Dear Ed,

We refer to the employment agreement entered into as of the 11th day of September, 2004, between Grey Global Group Inc. ("Grey"), WPP Group plc ("WPP"), and you (the "Employment Agreement"). In section 27 of that agreement, you agreed that, if the merger contemplated by the merger agreement, dated as of September 11, 2004, as amended, between, WPP, Abbey Merger Corporation and Grey (the "Merger Agreement") will not occur until 2005, prior to December 31, 2004, you would exercise, at our request, Grey stock options you hold in a manner sufficient to eliminate any "excess parachute payments" that you would otherwise receive in connection with the merger. As you know, the merger will not be completed until 2005. Terms not otherwise defined herein shall have the meanings ascribed thereto in the Voting Agreement entered into as of the 11th day of September 2004 among you, WPP and Abbey Merger Corporation (the "Voting Agreement").

We understand that you anticipate exercising Grey stock options that you currently own, in addition to the options you are required to exercise pursuant to section 27. We also understand that you intend to use a portion of your existing Grey shares to pay the exercise price and to satisfy your tax withholding obligations in connection with the exercise of your Grey options. Finally, we understand that you may wish to dispose of the Grey shares you receive upon exercise of your Grey options prior to the completion of the merger.

In that connection, you agree that, you will exercise, prior to the end of 2004, all of your 30,000 stock options that expire on January 23, 2005. In that connection, you and Grey agree to treat as compensation income to you in 2004 an amount equal to the market value of 30,000 shares of Common Stock as of the date of exercise less the aggregate exercise price of the 30,000 options ($9,975,000). WPP agrees that you may pay the aggregate exercise price of the 30,000 options and the tax withholding obligations associated with that option exercise by delivering shares of Common Stock you hold with a market value as of the date of exercise equal to the aggregate exercise price plus the total amount of your tax withholding obligations arising in connection with the option exercise. For purposes of foregoing, the market value of each share of Common Stock will be determined as set forth in your option agreement with respect to payment of the aggregate exercise price, or applicable provisions of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder with respect to payment of the total amount of tax withholding obligations.

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The exercise of the 30,000 stock options will fulfill your obligations referred to above under section 27 of the Employment Agreement. In addition, WPP has no objection to your selling the shares you receive upon exercise of these options in the market either prior to year end or in the first two weeks of January as you requested. WPP also has no objection to your selling a number of Owned Shares that is no greater than the number of Option Shares that are issued to you upon exercise of your stock options and continue to be held by you at the time of any such sale. You agree that, upon any sale of Owned Shares in accordance with the prior sentence, an equal number of Option Shares issued to you upon exercise of your stock options shall thereafter be deemed to be Owned Shares for purposes of the Voting Agreement.

WPP hereby consents to you pledging up to 20,000 of your existing shares of Common Stock to secure a bona fide loan to you in an amount not to exceed $10,000,000.

We agree that your delivery to Grey of shares of Common Stock to pay the aggregate exercise price of those options, the tax withholding obligations associated with that exercise, and your pledge of shares of Common Stock, each in accordance with the foregoing, shall not constitute a breach by you of the Voting Agreement. In connection therewith, WPP hereby consents to Grey's acquisition from you of shares of Common Stock as payment of the aggregate exercise price of those 30,000 options and the tax withholding obligations associated with the exercise of those options for purposes of Section 5.1(d) of the Merger Agreement. Except as expressly set forth above, the Employment Agreement, Voting Agreement and Merger Agreement remain in full force and effect.

Please contact me once the exercise of your stock options as described above has occurred and provide me with a copy of the notice provided to Grey to exercise your stock options, the number of shares of Common Stock used to pay the exercise price and your tax withholding obligations in connection with the option exercise and the amount of compensation income to you generated in 2004 as a result of the option exercise. My contact numbers are 212 632-2200 (office), 212 632-2222 (fax) and 011 44 7785 778 774 (mobile).

If the foregoing reflects our agreement, please countersign this letter and arrange for this letter to be countersigned on behalf of Grey in the spaces indicated below.

      Sincerely,

      WPP GROUP PLC

      /s/ Paul Richardson

      Paul Richardson
      Group Finance Director

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Agreed and acknowledged as of the date referenced above

By: /s/ Edward H. Meyer
Mr. Edward H. Meyer

GREY GLOBAL GROUP INC.

By: /s/ Steven Felsher
Name:  Steven Felsher
Title:  Vice Chairman

cc:   Sir Martin Sorrell
      Dennis Hersch
      John Finley
      Arthur Fleischer, Jr.
      Laraine Rothenberg
      Phil Richter

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